UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2025

Commission File Number 001-15170

GSK plc
(Translation of registrant's name into English)

79 New Oxford Street, London, WC1A 1DG
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

GSK plc
(the 'Company')

Publication of Notice of Annual General Meeting 2025

The Company has today published on its website (www.gsk.com/en-gb/investors/shareholder-information/annual-general-meeting/) the Notice of Annual General Meeting ('AGM') 2025 (the '2025 AGM Notice'), which will be distributed to shareholders shortly.

The Company's AGM will be held on Wednesday 7 May 2025 at 2.30pm at The Landmark London, 222 Marylebone Road, London, NW1 6JQ and will also be broadcast live for shareholders to join electronically. Full details of how to join the meeting either in person or electronically are contained in the 2025 AGM Notice and AGM Guide.

In compliance with Listing Rule 6.4.1R of the UK Financial Conduct Authority's ('FCA') Listing Rules, the following documents  will be submitted to the FCA and will, in due course, be available for inspection at https://data.fca.org.uk/#/nsm/nationalstoragemechanism :

●           2025 AGM Notice
●           Proxy Form for the AGM
●           The rules of the GSK Share Value Plan

V A Whyte
Company Secretary

24 March 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GSK plc
(Registrant)

Date: March 24, 2025

By:/s/ VICTORIA WHYTE --------------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GSK plc